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                                                                                                      EXHIBIT 12.8


                                                         COMCAST CORPORATION
                                        STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
                                          TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
                                                        (dollars in millions)



                                          Nine Months Ended
                                            September 30,              Years Ended December 31,
                                          -----------------  --------------------------------------------------------
                                                 2002          2001        2000        1999         1998        1997
                                            -------------    --------    --------    --------     --------    -------
Earnings (loss) before fixed charges(1):

Earnings (loss) from continuing operations
  before cumulative effect of
  accounting change                             ($222.9)     $  224.1    $2,021.5    $  729.9     $1,003.5    ($213.1)

Minority Interest                                 126.0         160.4       115.3        (4.6)       (44.3)     (76.2)

Income tax (benefit) expense                       52.3         469.4     1,428.6       696.2        591.7       54.1

Equity in net loss of affiliates                   59.9          28.5        21.3        (1.4)       515.9      343.8

Combined fixed charges and
  preferred dividends                             543.5         734.1       751.2       646.5        502.3      538.2
                                                -------      --------    --------    --------     --------    -------
                                                $ 558.8      $1,616.5    $4,337.9    $2,066.6     $2,569.1    $ 646.8
                                                =======      ========    ========    ========     ========    =======
Combined fixed charges and preferred
  dividends:

Interest                                        $ 543.5      $  734.1    $  727.7    $  616.8     $  473.2    $ 505.4
Capitalized interest                                                                                             18.0
Preferred dividends                                                --        23.5        29.7         29.1       14.8
                                                -------      --------    --------    --------     --------    -------
                                                $ 543.5      $  734.1    $  751.2    $  646.5     $  502.3    $ 538.2
                                                =======      ========    ========    ========     ========    =======

Ratio of earnings to fixed charges(1)              1.03          2.20        5.77        3.20         5.11       1.20

----------------
(1)  For purposes of calculating the ratio of earnings to combined fixed charges and preferred dividends, earnings consist of income (loss) from continuing operations before income taxes, cumulative effect of accounting changes, minority interest, equity in net (income) losses of affiliates and combined fixed charges and preferred dividends. Combined fixed charges consist of interest expense, capitalized interest and preferred dividends.
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